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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  FORM 10 - C

                Report by Issuer of Securities Quoted on NASDAQ
                Inter-Dealer Quotation System filed Pursuant to
               Section 13 or 15(d) of the Securities Exchange Act
                 of 1934 and Rules 13a-17 and 15d-17 Thereunder

                             EAGLE BANCSHARES, INC.
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                 (Exact Name of Issuer as Specified in Charter)

                     4305 Lynburn Drive, Tucker, GA  30085
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                    (Address of Principal Executive Offices)

                                  770-908-6690
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                (Issuer's Telephone Number, Including Area Code)

                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

                 1.  Title of Security Common Stock
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                 2.  Number of shares outstanding before the change 1,558,850
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                 3.  Number of shares outstanding after the change 3,117,700
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                 4.  Effective date of change December 21, 1995
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                 5.  Method of change:

                 Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                                 Stock Dividend
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                 Give brief description of transaction: On November 28, 1995 the
Board of Directors of Eagle Bancshares, Inc. declared a two for one stock split in the form of a 100% stock dividend payable on December 21, 1995 to Stockholders of Record on December 11, 1995

                         II.  CHANGE IN NAME OF ISSUER

                 1.  Name prior to change______________________________________

                 2.  Name after change_________________________________________

                 3.  Effective date of charter amendment changing name_________

                 4.  Date of shareholder approval of change, if required_______
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Date December 28, 1995            /s/ C. J. Sechler, Jr., Vice President
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                                      (Officer's Signature and Title)